UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2023

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

On March 28, 2023, Evotec SE (the “Company”) announced preliminary financial results and corporate updates for the fiscal year ended 31 December 2022. The press release is attached hereto as Exhibit 99.1. An accompanying analyst presentation is attached hereto as Exhibit 99.2

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SIGNATURE

Pursuant to the requirements of s the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

	By:	/s/ Enno Spillner
Name: Enno Spillner
Title: Chief Financial Officer
Date: March 28, 2023

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Evotec SE preliminary fiscal year 2022 results: “Ahead of the curve” – very strong performance in a challenging year

99.2	Evotec SE: Ahead of the curve – Leadership in our focus areas for medicines that matter

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